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Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-142897
October 29, 2007

        The Ensign Group, Inc. ("Ensign") has filed a registration statement on Form S-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read Ensign's most recent prospectus included in its Registration Statement on Form S-1 and the other documents Ensign has filed with the SEC for more complete information about Ensign and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, Ensign, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (800) 332-5915 (D.A. Davidson & Co.).

        We are providing you with the following updated information in connection with our initial public offering of shares of common stock. This free writing prospectus reflects the following amendment made to the registration statement on Form S-1 pursuant to Amendment No. 5 thereto. All references to page numbers are to the page numbers of Amendment No. 5. A section entitled, "Recent Financial Information" was added on page 6 of such registration statement in order to provide an estimate of certain selected unaudited consolidated financial data for the three months ended September 30, 2007. The entire Recent Financial Information section is set forth below:

Recent Financial Information

        We are currently in the process of finalizing our unaudited consolidated financial statements for the three months ended September 30, 2007, and therefore, our final results are not yet available. Management's estimates of certain selected consolidated financial data, set forth below, are subject to finalization and completion of our quarterly review procedures and completion of the financial reporting process, which could result in adjustments. Our unaudited consolidated financial statements for the three months ended September 30, 2007, have not yet been reviewed by our independent registered public accounting firm.

        We expect revenues for the three months ended September 30, 2007 to be between $102.0 million and $105.0 million, compared to revenues of $92.3 million for the three months ended September 30, 2006. This increase was primarily attributable to revenue generated by facilities acquired during 2006 and 2007. This growth was hindered in part by generally lower occupancy rates, and lower skilled mix and quality mix at such facilities, as well as operational challenges at two of our existing facilities. Historically, we have generally experienced lower occupancy rates, and lower skilled mix and quality mix in recently-acquired facilities, and we expect this trend to continue.

        We expect income before income tax to be between $6.7 million and $7.3 million for the three months ended September 30, 2007, compared to income before income tax of $9.9 million for the three months ended September 30, 2006. The decline in income before income tax in the three months ended September 30, 2007 was due in part to factors described above, as well as the result of higher provision for insurance related to an increase in actuarially determined estimates, increasing professional fees and wages as we prepare to become a public company, increased depreciation expense related to the recently-acquired facilities, and higher stock-based compensation expense.

        The foregoing narrative and the estimates it contains constitute forward-looking statements. This information should be read in conjunction with the information contained in our latest Registration Statement on Form S-1 (Amendment No. 5), filed with the Securities and Exchange Commission on October 29, 2007, and specifically in conjunction with our financial statements and our Management's Discussion and Analysis of Financial Condition and Results of Operations included therein and with our discussion of forward-looking statements included therein under the caption "Forward-Looking Statements." We cannot assure you that our final results for the three months ended September 30, 2007 will be consistent with the foregoing expectations.

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Recent Financial Information